1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 6, 2004	By	/S/ LORA HO
Lora Ho Vice President & Chief Financial Officer

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

This is to report the amount of common shares bought back by TSMC from the Taiwan Stock Exchange from April 8 to May 6, 2004.

Date	04/08/2004 - 05/06/2004

Number of common shares bought back	6,842,000

Value of common shares bought back	NT$401,112,534

Average buyback price per share	NT$58.63

Accumulative number of shares bought back	28,594,000

Percentage of accumulative shares bought back to total outstanding common shares	0.14%

Note:	The Company is required by the ROC Securities and Futures Commission to make a public announcement whenever accumulative shares repurchased exceed NT$300, 000,000 in value.